Albany Atlanta Brussels Denver Los Angeles	www.mckennalong.com	New York Philadelphia San Diego San Francisco Washington, DC
THOMAS WARDELL (404) 527-4990		EMAIL ADDRESS twardell@mckennalong.com

July 23, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Mr. John Reynolds

Re:	China BCT Pharmacy Group, Inc.
Post-effective amendment to Form S-1
Filed June 12, 2012
File No. 333-165161

Amendment No. 3 to Form 10-K for Fiscal Year Ended
December 31, 2011
Filed June 12, 2012
File No. 333-145620

SEC Comment Letter, dated June 26, 2012

Ladies and Gentlemen:

On behalf of our client, China BCT Pharmacy Group, Inc. (the “Company”), we are responding to the letter to the Company dated June 26, 2012 (the “Comment Letter”) from John Reynolds, Assistant Director, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Set forth below are the Company’s responses to the comments of the Commission staff (the “Staff”).  For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response.

Post-effective amendment to Form S-1, filed June 12, 2012

Comment 1.	Please confirm that you will resolve any outstanding comments on your Form 10-K prior to requesting effectiveness of your post-effective amendment.

United States Securities and Exchange Commission

Response:

The Company confirms that it will resolve any outstanding comments on its Form 10-K prior to requesting effectiveness of its post-effective amendment.

Form 10-K for Fiscal Year Ended December 31, 2011

Comment 2.
We note the revised disclosure responsive to Item 308 of Regulation S-K indicates that you reassessed your internal controls over financial reporting and determined they were not effective as of December 31, 2011 but you continue to believe that the financial statements included in your Form 10-K comply with US GAAP. With a view to revised disclosure, please:

•	Advise us in greater detail of the specific material weaknesses or significant deficiencies that contributed to management’s conclusion that internal controls are not effective;

•
Identify and explain the “instances of non-conformity with US GAAP in draft financial statements furnished to [y]our independent registered accounting firm ...” and specify the items of non-compliance and how they contributed to your revised conclusion; and

•
Explain the basis for management’s belief that the financial statements included in the Form 10-K comply with US GAAP, including but not limited to, a discussion of the qualifications of your Chief Financial Officer as it relates to US GAAP and SEC reporting.

In responding, please provide us with proposed draft disclosure for inclusion in your Form 10-K. Also, please consider adding a risk factor to your post-effective amendment addressing these issues, as necessary.

Response:

Upon the Company’s re-assessment of its internal control over financial reporting as of March 31, 2012, the following deficiencies and weaknesses contributed to the management’s conclusion that the Company’s internal control over financial reporting was not effective as of December 31, 2011:

•
Timeliness – There are a few matters for which the Company needs to improve its efficiency and timeliness to allow the Company’s management to analyze results and prepare financial statements in an efficient, accurate and timely manner.  For instance, the Company did not timely record certain items nor was it able to close its books in a timely fashion at the end of each month.  Specifically, certain bank transactions and inventory received prior to year-end were not recorded until after the end of the applicable month or fiscal year, respectively.  Additionally, certain recurring entries not recorded by the Company at each reporting period were instead recorded as adjustments during the course of preparing the annual and quarterly financial statements for inclusion in filings with the Commission.

United States Securities and Exchange Commission

•
Accuracy/Detail – There were instances in which the Company lacked sufficient detail, accuracy and/or consistency in the maintenance of its financial records.  Examples of these matters include the following:

(i) The Company’s records relating to accounts receivable in one of its sales departments in its pharmaceutical distribution segment were combined for all customers and did not show detail on a customer-by-customer basis.

(ii) The Company found errors that were made in the preparation of the Company’s inventory report that did not match the inventory count sheet.

(iii) The Company’s depreciation records have been maintained on Excel spreadsheets and did not reflect the necessary detail with regard to the Company’s fixed assets.  These records should be maintained within the Company’s basic accounting system and in sufficient detail to maximize accuracy and efficiency in its financial reporting for depreciable assets.

(iv) The Company has used only two sets of computer-generated sequential numbers for various types of inventory movement activities each for multiple types of documents instead of a different set of numbers for each document type.  This increased the risk for confusion and errors in researching and filing.

(v) The Company’s policies and procedures for journal entries were not followed in certain instances resulting in entries without proper documentation and/or proper approval, and some improper entries.

(vi) The Company did not have separate accounts for various receivable accounts, which resulted in audit adjustments and affected the accuracy and timeliness of the Company’s financial reporting.

(vii) Related party transactions were not properly segregated from other general ledger accounts and were instead comingled with other accounts making it difficult to properly track those transactions for reporting and disclosure purposes.

(viii) The Company was not consistent in which accounts were used for the recording of certain expenses.

•
Reconciliation Matters – Another category of deficiencies and weaknesses relate to improper reconciliations.  Specifically, the Company did not properly reconcile the year-end general ledger balance to the inventory listing for its pharmaceutical distribution segment, nor did it properly reconcile the fixed asset detail records to the prior year audited final financials resulting in numerous adjustments.  Further, many prior year audit adjustments were not properly recorded and the opening retained earnings balance for fiscal 2011 needed to be reconciled to take those adjustments into account.

United States Securities and Exchange Commission

•
Company Policies – The Company has determined that many of its policies and systems need to be revised to be brought into line with best practices.   For instance, the Company has determined that it needs to revise its depreciation policy, its capitalization policy (i.e., what to expense and what to capitalize), its policy regarding accrual accounting of expenses for interim reporting purposes, its record retention policy, its policy regarding year-end sales cutoffs and its policies regarding contributions to the PRC’s Social Insurance.

•
Financial/GAAP Experience – As evidenced by improper initial valuations of preferred shares, improper initial valuations in connection with acquisition of retail stores and errors in draft financial statements, the Company’s internal personnel lack sufficient experience and knowledge in U.S. GAAP and the related rules promulgated by the Commission.  The Company acknowledges that outside specialists and additional training need to be utilized to correct this and to bring the internal staff up-to-date on U.S. GAAP and related accounting rules and procedures.

As noted in the Company’s Amendment No. 3 to Form 10-K for the fiscal year ended December 31, 2011, there were instances of non-conformity with U.S. GAAP in the Company’s draft financial statements.  These included (i) non-compliant initial disclosures resulting from improper valuations in connection with the acquisition of retail stores that did not adequately consider the possibility of separately identifiable intangible assets acquired in the transactions as required by FASB ASC Topic 805, (ii) improper treatment of payments made in connection with the acquisition of retail stores, where certain payments were initially treated as additional consideration, but should have been treated as compensation for services, and (iii) improper accounting treatment and valuation of convertible preferred shares that was not initially in compliance with FASB ASC 815 or ASR 268 (Securities and Exchange Commission, Financial Reporting Codification, Section No. 211, Redeemable Preferred Stocks).

Despite the weaknesses and deficiencies noted above and the instances of non-conformity with U.S. GAAP in the Company’s draft financial statements noted above, the Company’s management determined that the financial statements included in the Company’s Form 10-K comply with U.S. GAAP.  The Company came to this conclusion after reviewing the results of the annual audits and quarterly reviews performed by  its independent registered public accounting firm.  In connection with such review, the Company was able to identify the instances of non-conformity with GAAP and correct those matters prior to filing its 10-K.

United States Securities and Exchange Commission

The Company’s Chief Financial Officer, Xiaoyan Zhang, together with Joe Ng, the Company’s controller, and his assistant Clara Yik, have reviewed these matters.  Ms. Zhang is an Australian CPA with a Masters of Accounting degree from Curtin University of Technology (Australia) and has served as CFO or Corporate Finance Executive for multiple companies since 2006.  Mr. Ng graduated from Hong Kong Polytechnic University in 1996 with a degree in business studies. Mr. Ng is currently a member of the Hong Kong Institute of Certified Public Accountants and Association of Chartered Certified Accountants and has more than 10 years of experience relating to auditing and internal control, including in his previous employment with PKF-Hong Kong, an accounting firm and a member firm of PKF International.  Ms. Yik has over 21 experience in the accounting departments of numbers companies, including for  multiple listed companies.

The Company is not including for your review draft disclosure or a draft risk factor.  We anticipate that we will have a discussion with you concerning the information we are supplying in this letter, which will inform the Company’s consideration of the need for and content of any such disclosures.

* * * *

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Douglas Eingurt at (404) 527-4056.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

TW:dse

cc:  Shelly Zhang